Exhibit 12

           TRIMAS CORPORATION AND SUBSIDIARIES
    COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
               (Dollar Amounts in Thousands)




                                                         Three Months Ended
                                                              March 31,
                                                       1996              1995
Earnings:

      Income before income taxes                      $23,170           $22,210
      Fixed charges                                     2,980             3,990

      Earnings before fixed charges                   $26,150           $26,200



Fixed Charges:

      Interest                                        $2,780            $ 3,790
      Portion of rental expense                          250                220

      Fixed charges                                   $3,030            $ 4,010



Ratios of earnings to fixed charges                      8.6                6.5